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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                SCHEDULE 14D-9
                              (Amendment No. 51)
                                (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
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                          WILLAMETTE INDUSTRIES, INC.
                           (Name of Subject Company)

                          WILLAMETTE INDUSTRIES, INC.
                     (Name of Person(s) Filing Statement)
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                    Common Stock, Par Value $0.50 Per Share
                        (Title of Class of Securities)
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                                   969133107
                     (CUSIP Number of Class of Securities)
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                              DUANE C. MCDOUGALL
                     President and Chief Executive Officer
                          Willamette Industries, Inc.
                      1300 S.W. Fifth Avenue, Suite 3800
                              Portland, OR 97201
                                (503) 227-5581
(Name, Address and Telephone Number of Person authorized to Receive Notice and
          Communication on behalf of the Person(s) Filing Statement)
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                                With a copy to:

                             GARY L. SELLERS, ESQ.
                             MARIO A. PONCE, ESQ.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
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 [__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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     This Amendment No. 51 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 5, 2000 (as amended, the "Schedule 14D-9") by Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding common stock, par value $0.50 per share, (including the associated rights to purchase shares of Series B Junior Participating Preferred Stock) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     Item 4(b) is hereby amended by adding the following at the end thereof:

     On May 23, 2001, a representative of Weyerhaeuser's financial advisor telephoned a representative of Goldman Sachs, Willamette's financial advisor, to discuss the Revised Offer. The Goldman Sachs representative reiterated that Willamette's Board of Directors has determined that the Revised Offer is inadequate and dramatically undervalues the Company. Weyerhaeuser's representative did not provide any new information. The Goldman Sachs representative encouraged Weyerhaeuser's representative to call again if he could convey any new information.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2001           WILLAMETTE INDUSTRIES, INC.

                              By:  /s/ DUANE C. MCDOUGALL
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                              Name:  Duane C. McDougall
                              Title: President and Chief Executive Officer